UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)
Duck Creek Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
264120 106

(CUSIP Number)

Aaron B. Holmes
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 24, 2020

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Names of Reporting Persons Accenture plc
2		Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3		SEC Use Only
4		Source of Funds OO (see item 3)
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6		Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 62,938,254 (see item 5)
	9	Sole Dispositive Power 25,175,302 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)
11		Aggregate Amount Beneficially Owned by Each Reporting Person 62,938,254 (see item 5)
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 48.1% (1) (see item 5)
14		Type of Reporting Person CO
________________________
(1)Based on 130,833,050 shares of Common Stock of the Issuer issued and outstanding as of October 31, 2020.

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 (the “Amended Schedule 13D,” and as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Amended Schedule 13D.
Item 5.    Interest in Securities of the Issuer
This Amendment amends and restates the second, third and fourth paragraphs of Item 5 of the Amended Schedule 13D in their entirety as set forth below:
Accenture plc, through the Accenture Holders, and Disco (Guernsey) Holdings L.P. Inc., a limited partnership organized in Guernsey (“Disco Holdings”), as parties to the Stockholders Agreement (as defined below), may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 48.1% of the 130,833,050 shares of Common Stock outstanding.
Accenture plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 25,175,302 shares of Common Stock described in Row (9) of the cover page of this Schedule 13D.
(c) Except as disclosed in Item 6 of this Schedule 13D (which is incorporated herein by reference), none of Accenture plc nor, to its knowledge any person listed in Schedule A to the Original Schedule 13D, effected any transaction in the Common Stock in the past 60 days.
Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
This Amendment adds the text set forth below immediately prior to the last paragraph in Item 6:
On November 20, 2020, the underwriters party to the November 2020 Underwriting Agreement exercised their option to purchase an additional 480,000 shares of Common Stock from Accenture LLP in full, and such purchase closed on November 24, 2020.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2020	ACCENTURE PLC

/s/ Aaron B. Holmes
	Name:	Aaron B. Holmes
	Title:	Authorized Signatory